Exhibit 2.1

MEMORANDUM OF AGREEMENT

THIS AGREEMENT (“Agreement”), made and entered into this 11th day of April, 2011, by and between SofTech, Inc., a Massachusetts corporation (“SofTech” or “Seller”), and Victor G. Bovey, on behalf of an entity to be formed (“Buyer”);

WITNESSETH:

WHEREAS, SofTech is in the business of developing, marketing, distributing, licensing, maintaining and supporting certain computer software products through three lines of business, described as its Computer Aided Manufacturing (“CAM Business” or the “Business”), its CADRA business and its Product Lifecycle Management or PLM business; and;

WHEREAS, Buyer has been employed in the CAM business since 1992 and has been the manager of the Business since 2001.  Given his tenure and senior level of responsibility, he is acutely familiar with all aspects of the Business and desires to buy from SofTech, all the assets of SofTech’s CAM Business, including all the assets owned or held by SofTech relating to the CAM Business, and SofTech desires to sell and transfer to Buyer and Buyer desires to assume liabilities of SofTech arising in connection with the CAM Business, in accordance with the terms and conditions specified herein;

WHEREAS, in furtherance of the parties’ mutual desire for specificity with respect to consummating said purchase and sale and transfer of assets and liabilities of the Business to Buyer after certain conditions have been met by both parties, the parties desire to provide for the delineation of the terms and conditions which both parties agree to adhere to and conditions precedent prior to closing the transaction and transfer of assets and assumption of liabilities;

WHEREAS, it is anticipated that the actual closing of the transaction and the transfer of assets and assumption of liabilities to Buyer will not be consummated for a period of approximately twelve months and after certain conditions as specified herein have been met.  In anticipation of that closing, the assets and liabilities of the Business will be segregated into a separate legal entity and all activity will be separately maintained until the assets and liabilities of the Business are transferred to Buyer in accordance with this Agreement (the “Closing”); and ;

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, and agreements of the parties hereinafter set forth, the parties hereto, intending to be legally bound, do hereby agree as follows:

Section 1
PURCHASE OF ASSETS

1.1

Purchase and Sale.  Upon the terms and subject to entering into an Asset Purchase Agreement, Buyer agrees to purchase, accept, and acquire from SofTech, and SofTech agrees to sell, transfer, assign, convey, and deliver to Buyer, at the Closing, all right, title, and interest of SofTech’s CAM Business and all of the rights and assets, real, personal, and mixed, tangible or intangible, in the CAM Business or otherwise relating primarily to the CAM Business, as owned by SofTech, but expressly excluding the rights and assets to be retained by SofTech in SofTech’s PLM and CADRA Business (“Excluded Assets”) identified in Schedule 1.2.  Excluded Assets shall also include any SofTech tangible or intangible asset not specifically identified as an asset of the CAM Business whether or not included on Schedule 1.2.  Subject to such express exclusion and qualification, the foregoing rights and assets shall hereinafter collectively be referred to as the “Assets.”  The Schedules summarized on page 11 of this Agreement have been prepared as of the date of this Agreement.  In that the Closing will take place several months subsequent to the signing of this Agreement, the Schedules will be updated in a manner consistent with their initial preparation.  Without in any way limiting the generality of the foregoing, the Assets shall include all right and interest owned or held by SofTech in the following as it relates to the CAM Business:

a.

Inventories.  All inventories of (1) computer program code (in all media) and materials, including the Software Programs; (2) program documentation, including user materials; and (3) all other unused or reusable materials, stores, and supplies, in each case to the extent used in, relating to, or arising out of the CAM Business (the “Inventory”).  The Inventory consists of the Inventory listed in Schedule 1.1.a.

b.

Technical Documentation.  All technical and descriptive materials (other than Inventory) relating to the acquisition, design, development, use, or maintenance of computer code and program documentation and materials in the CAM Business (the “Technical Documentation”) as listed in Schedule 1.l.b.

c.

Software Contracts.  All contracts, agreements, licenses, and other commitments and arrangements, oral or written, with any person or entity respecting the ownership, license, acquisition, design, development, distribution, marketing, use, or maintenance of computer program code, related technical or user documentation, and databases, in each case relating to or arising out of the CAM Business (the “Software Contracts”).  The Software Contracts primarily consist of (1) licenses from third parties (development and/or marketing); (2) licenses from third parties (internal use only); (3) development contracts, work-for-hire agreements, and consulting agreements; (4) reseller and distributorships, (5) licenses and sublicenses to others; and (6) maintenance, support, or enhancement agreements.  In the event whereby there are any contracts related to both the CAM Business and SofTech’s other businesses, it is expected that the contracts will be divided, to the extent allowed by any third party license agreements, so as to allow for the benefits of the contract to be realized by each of the businesses appropriately.  Schedule 1.1.c. identifies all third party licensing agreements with third parties that are shared across all SofTech businesses, some or all of which may not be utilized by the Business post-Closing.

d.

Computer Equipment.  All equipment and devices (including data processing hardware and related telecommunications equipment, media, and tools) used in the CAM Business (the “Computer Equipment”), including SofTech’s rights under all related warranties.  The Computer Equipment consists of all items listed in Schedule 1.1.a.

e.

Office Furniture.  All office furniture and fixtures used in the CAM Business (the “Office Furniture”) and physically located at the offices of the Business located at 3001 West Big Beaver Road, Suite 522, Troy, MI.  The Office Furniture consists of all items listed in Schedule 1.1.a.

f.

Leases.  The entire leasehold or rental interest arising under leases of:

1.

Real property, including buildings, structures, and other improvements located thereon, fixtures therein, and appurtenances thereto, and easements and other rights relative thereto;

2.

Equipment, including data processing hardware and associated telecommunications equipment, media, and tools; and

3.

Office furnishings and fixtures.

The Leases consist of all leases listed in Schedule 1.1.f.

g.

Other Contracts.  All contracts, agreements, licenses, commitments, arrangements, and permissions respect the CAM Business (the “General Contracts”) to the extent not otherwise classified as Software Contracts in Schedule 1.1.a, Leases in Schedule 1.1.d, or Insurance Policies in Schedule 1.1.m.  The General Contracts consist of the items listed in Schedule 1.1.g.

h.

Real Property.  All real property used in the CAM Business, including the buildings, structures, and other improvements located thereon, the fixtures contained therein, and the appurtenances thereto, and the easements and other rights relating thereto (the “Real Property”).  The Real Property consists of the property listed in Schedule 1.1.h.

i.

Business Records.  All business and marketing records, including accounting and operating records, asset ledgers, inventory records, budgets, personnel records, payroll records, customer lists, employment and consulting agreements, supplier lists, information and data respecting leased or owned equipment, files, correspondence and mailing lists, advertising materials and brochures, and other business records used in the CAM Business (the “Business Records”).  The Business Records are described in Schedule 1.1.i.

j.

Authorizations.  All governmental approvals, authorizations, certifications, consents, variances, permissions, licenses, and permits to or from, or filings, notices, or recordings to or with, federal, state, and local governmental authorities (the “Authorizations”), but subject, as to the reassignability to Buyer.  The Authorizations consist of the items listed in Schedule 1.1.j.

k.

Accounts Receivable.  All accounts receivable, including all license fees and maintenance fees and charges owing or to become owing to Seller under Software Contracts, in each case relating to or arising from the CAM Business (the “Accounts Receivable”).  The Accounts Receivable consists of the items listed in Schedule 1.1.k.

l.

Intellectual Property.  All patents, trademarks, service marks, trade names, and copyrights (including registrations, licenses, and applications pertaining thereto), and all other intellectual property rights, trade secrets, and other proprietary information, processes, and formulae used in the CAM Business or otherwise necessary for the ownership and use of the Assets and the conduct of the CAM Business (the “Intellectual Property”).  The Intellectual Property includes the registered trademarks and service marks, the reserved trade names, the registered copyrights, and the filed patent applications and issued patents listed in Schedule 1.1.1.

m.

Insurance Policies.  All insurance and reinsurance, surety, bonding, or indemnity policies, binders, or contracts, and the benefits of any prior insurance coverage to the extent still available, as established or obtained with respect to the CAM Business (the “Insurance Policies”).  The Insurance Policies consist of the items listed in Schedule 1.1.m.

n.

Claims.  All claims Seller may have against any person relating to or arising from the Assets or the CAM Business, including rights to recoveries for damages or defective goods, to refunds and insurance claims (“Claims”).  Any Claims are listed in Schedule n.

o.

Liquid Assets.  The deposits, other receivable items, prepaid expense items, and investments that are identified in Schedule 1.1.o plus deposits, other receivable items, and all other products and proceeds of any Assets, arising from the CAM Business after the execution of this Agreement.

p.

Business Interests, Participations, and Ownership Positions.  All interests, participations, and ownership positions held by Seller in any corporation, partnership, joint venture, co-marketing arrangement, or similar enterprise or undertaking relating to the CAM Business.  Such Assets consist of the items contained in Schedule 1.1.p.

1.2

Excluded Assets.  None of the items listed in Schedule 1.2 are being sold, assigned or otherwise transferred to Buyer.  All cash and cash equivalent balances originating from the Business shall be an Excluded Asset through the Closing.

1.3

Assumption of Liabilities. Upon the sale and purchase of the Assets, Buyer shall assume and agree to pay or discharge when due in accordance with their respective terms, those liabilities (“Liabilities”) listed on Schedule 1.3.  Buyer shall not assume or be liable for any liabilities or obligations of Seller arising at or prior to the Closing unless specifically identified on Schedule 1.3 after such Schedule is updated to the Closing date.  Without limiting the foregoing, Buyer shall not assume and shall not pay any of the following liabilities or obligations:

a.

Liabilities incurred by Seller in connection with this Agreement, and the transactions provided for herein, including, without limitation, counsel and accountant’s fees and expenses pertaining to the performance by Seller of its obligations hereunder.

b.

Taxes (as defined in Section 2.5 hereof) of Seller, whether relating to periods before or after the transaction contemplated in this Agreement or incurred by Seller in connection with this Agreement and the transactions provided for herein.

c.

Liabilities of Seller with respect to any options, warrants, agreements or convertible or other rights to acquire any shares of its capital stock of any class; and

d.

Liabilities in connection with or relating to any actions, suits, claims, proceedings, demands, assessments and judgments, costs, losses, liabilities, damages, deficiencies and expenses (whether or not arising out of third-party claims), including, without limitation, interest, penalties, attorneys’ and accountants’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing.

The liabilities to be assumed by the Buyer under this Agreement are hereinafter sometimes referred to as the “Liabilities” and the liabilities that are not assumed by Buyer under this Agreement are hereinafter sometimes referred to as the “Excluded Liabilities”.  The assumption of said Liabilities by Buyer hereunder shall not enlarge any rights of third parties under contracts or arrangements with Buyer or Seller, and nothing herein shall prevent Buyer from contesting in any manner any of said Liabilities.

1.4

Purchase Price and Payment. Buyer shall pay to Seller, for the transfer of Assets and assumption of Liabilities, the purchase price of $412,500 (the “Purchase Price”) as stipulated herein:

a.

the sum of $250,000 by wire transfer of immediately available federal funds to such account(s) as Seller shall designate upon the execution of this Agreement;

b.

The remaining amount of $162,500 shall be paid in installments based upon a credit of seventy-five percent (75%) of the cash flow generated by the CAM Business (the “Cash Flow”) after accounting for the direct expenses (“Expenses”) of operating the CAM Business in it’s normal course of business and as it currently exists at the time of execution of this Agreement as set forth in Schedule 1.4 (b) with the exception of increases in health care coverage costs;

c.

The Closing Date will occur within 3 business days after the outstanding amount due ($162,500 plus interest at the rate of one percent (1%) per month based on the unpaid balance has been credited and paid to Seller from its share of Cash Flows of the Business in the period (“Performance Period”) after the signing of this Agreement; and

d.

The remaining 25% of the Cash Flow generated by the CAM Business after accounting for the Expenses will be paid to the Buyer within five (5) business days after the accounting close of each SofTech fiscal quarter.

e.

Notwithstanding Paragraph (c) above, Buyer may pay any remaining principal balance at any time after the execution of this Agreement after which no further interest payments will become due or payable.  In such event, the Closing will occur within 3 business days after the form of payment has cleared the Seller’s bank.

1.5

Closing.

1.5.1

Time and Location of Closing.  The Closing of the purchase and sale of the Assets and Assumed Liabilities shall occur within 3 business days after the outstanding amount due ($162,500) plus interest at the rate of one percent (1%) per month based on the unpaid balance has been credited and paid to Seller.  The Closing will be held at the offices of SofTech, Inc., 59 Lowes Way, Lowell, MA 01851 or by teleconference and by facsimiles if allowed by law.

1.5.2

Transfer of Assets.  At the Closing, Seller shall deliver or cause to be delivered to Buyer good and sufficient instruments of transfer transferring to Buyer title to all Assets.  Such instruments of transfer (a) shall be in the form (not inconsistent with the provisions hereof) which are usual and customary for transferring the type of property involved under the laws of the jurisdictions applicable to such transfers, (b) shall be in form and substance reasonably satisfactory to Buyer and its counsel, and (c) shall effectively vest in Buyer good and marketable title to all the Assets free and clear of all liens, restrictions and encumbrances not shown or reflected on the Base Balance Sheet included in Schedule 2.6 except anything arising from actions of Buyer (except that all contract consents may not have obtained).

1.5.3

Delivery of Records and Contracts.  At the Closing, Seller shall deliver or cause to be delivered to Buyer all of Seller’s leases, contracts, commitments, agreements applicable to the CAM Business (including without limitation non-competition agreements) and rights, with such assignments thereof and consents to assignments as are necessary (except that all contract consents may not have obtained) to assure Buyer of the full benefit of the same.  Seller shall also deliver to Buyer at the Closing all of Seller’s business records, tax returns, books and other data, in each case relating to the Business (except corporate records and other property of Seller excluded under Section 1.2 as to which only copies need to be delivered in accordance with such Section), and Seller shall take all requisite steps to put Buyer in actual possession and operating control of the CAM Business.

Section 2
REPRESENTATIONS AND WARRANTIES OF SELLER

As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller, jointly and severally, hereby make to Buyer the representations and warranties contained in this Section 2.  As certain representation and warranties can not be made at the time of execution of this Agreement, those representations and warranties that apply to the date of the Closing shall be updated accordingly.

2.1

Organization and Qualification of SofTech.  SofTech is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and the State of Michigan with full corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted.  The copies of SofTech’s Certificate of Incorporation and bylaws, as amended to date, certified by the Secretary of State of the Commonwealth of Massachusetts are complete and correct, and no amendments are pending or contemplated.  SofTech is not required to be licensed or qualified to conduct its business or own its property in any other jurisdiction in which it is not qualified.

2.2

Authority.  SofTech has full right, authority and power to enter into this Agreement and each agreement, document and instrument to be executed and delivered by SofTech pursuant to this Agreement and to carry out the transactions contemplated hereby.  The execution delivery and performance by SofTech of this Agreement and each such agreement, document and instrument have been fully authorized by all necessary action of SofTech and no other action on the part of SofTech is required in connection therewith.  The execution, delivery and performance of this Agreement by SofTech does not and will not: (a) violate any provision of the Certificate of Incorporation or bylaws; (b) violate any laws of the United States, or any state or other jurisdiction applicable to SofTech or require SofTech to obtain any approval, consent or waiver of, or make any filing with, any person or entity that has not been obtained or made; and (c) result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of any contract, agreement, or lease to which SofTech is a party except as set forth on Schedule 1.1.

2.3

Status of Tangible Property.

a.

No Real Property Owned.  Seller does not currently, nor has Seller ever in the past, owned any real property related to the CAM Business.

b.

Leased Real Property.  All real property leased by Seller as tenant or lessee and used in the CAM Business is listed on Schedule 1.1(f).  Copies of all the leases will be provided to Buyer prior to the Closing and will be complete, accurate, true and correct.

c.

Personal Property.  A complete list of machinery, equipment, furniture, fixtures, leasehold improvements and all other tangible personal property owned or leased by Seller and used in the CAM Business is listed on the various subsections of Schedule 1.  Seller has good and valid, legal title to all of the personal property owned by it and used in the CAM Business, and at the time of execution of this Agreement, all property is free and clear of all claims, liens and encumbrances other than the liens specified in Schedule 2.3(c).  At the time of execution of this Agreement, all of its equipment leases are valid and no default exists under any such lease.  All such personal property is in good repair and working order at the time of execution of this Agreement and will be transferred to Buyer in “as is” condition at the Closing.

2.4

Completeness of Documentation.  As of the date hereof, SofTech has no liabilities related to the CAM Business of any nature which would be required to be disclosed in accordance with generally accepted accounting principles, whether accrued, absolute, contingent or otherwise, asserted or unasserted, except liabilities specifically reflected in Base Balance Sheet or specifically reflected on the Schedules furnished to Buyer hereunder on the date hereof or incurred in the ordinary course of business since the date of the Base Balance Sheet.

2.5

Taxes.

a.

SofTech has paid or will ensure payment prior to the Closing of all federal, state, local, foreign and other taxes, including, without limitation, income taxes, estimated taxes, alternative taxes, excise taxes, sales taxes, use taxes, value-added taxes, gross receipts taxes, capital stock taxes, franchise taxes, employment and payroll related taxes, withholding taxes, property taxes, whether or not measured in whole or part by net income, and all deficiencies, or other additions to tax, interest, fines and penalties owed by it (collectively, “Taxes”) required to be paid by it through the date of Closing whether disputed or not.

b.

SofTech has, in accordance with applicable law, filed all federal, state, local and foreign tax returns required to be filed by it through the date hereof, and all such returns correctly and accurately set forth the amount of any Taxes relating to the applicable period prior to the Closing.

2.6

Financial Statements.  Schedule 2.6 contains the income statements of the CAM Business for the year ended May 31, 2010, the ten month period ended March 31, 2011 (the “Income Statements”) and the balance sheet as of March 31, 2011 (the “Base Balance Sheet”).  The Income Statements and the Base Balance Sheets (the “Financial Statements”).  Certain corporate services were provided to the Business from SofTech’s corporate offices on a centralized basis.  These functions included cash management, all accounting functions (payroll, accounts payable, accounts receivable, general ledger, fixed asset tracking, human resources, benefits), financing and certain senior management.  The costs associated with these centralized services are excluded from the Financial Statements and as such do not include all of the costs required to operate this Business on a stand alone basis.

The revenue included in the Financial Statements has been recorded in accordance with SofTech’s revenue recognition policies.  The Expenses include all direct costs related to the CAM Business other than the costs related to centralized corporate functions provided to the Business as enumerated above.

2.7

Contracts.  Schedule 1.1 is a complete list of all written and oral contracts, commitments, plans, agreements and licenses to which Seller is a party relating to the CAM Business.

2.8

Litigation.  There is no litigation or governmental or administrative proceeding or investigation pending against Seller or threatened against Seller which are reasonably likely to have an adverse effect on Seller’s assets, prospects, financial condition or business or which would prevent or hinder the consummation of the transactions contemplated by this Agreement.

2.9

Compliance with Laws.  Seller is in compliance in all material respects with all applicable statutes, ordinances, orders, rules and regulations promulgated by any federal, state, municipal or governmental authority which apply to the conduct of its business, and Seller has not received notice of a violation or alleged violation of any such statute, ordinance, order, rule or regulation.

2.10

Employee Benefit Plans.  Schedule 2.10 lists and describes all employee benefit plans that have been offered to employees of the CAM Business since inception through the Closing Date.  Seller agrees that the existing CAM employees will remain with the Buyer’s entity and existing vacation accruals and other employee obligations will be transferred to the new entity upon Closing.

2.11

Environmental Matters.  SofTech has never generated, transported, used, stored, treated, disposed of or managed any Hazardous Waste.  No Hazardous Material has ever been or is threatened to be spilled, released or disposed of by or on behalf of the CAM Business at any site presently or formerly owned, operated, leased or used by the CAM Business, or has ever come to be located in the soil or groundwater at any such site.  Seller has no liability under, nor has it ever violated, any Environmental Law.  For the purposes of this Section 2.11, (i) “Hazardous Material” shall mean and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil, toxic substance, pollutant, contaminant, or other substance which may pose a threat to the environment or to human health or safety, as defined or regulated under any Environmental Law; (ii) ‘Hazardous Waste” shall mean and include any hazardous waste as defined or regulated under any Environmental Law; (iii) “Environmental Law” shall mean any environmental or health and safety-related law, regulation, rule, ordinance, or by-law at the foreign, federal, state, or local level, whether existing as of the date hereof, previously enforced, or subsequently enacted; and (iv) “Seller” shall mean and include Seller and all other entities for whose conduct Seller is or may be held responsible under any Environmental Law.

2.12

Disclosure.  To the knowledge of Seller, the representations, warranties and statements contained in this Agreement and in the certificates, exhibits and schedules delivered or to be delivered by Seller to Buyer pursuant to this transaction do not and will not contain any untrue statement of a material fact, and, when taken together, do not or will not omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties or statements not misleading in light of the circumstances in which they were made.  There are no facts pertaining to past actions or past or current agreements of Seller that could reasonably be expected to have a material adverse effect on the business, assets, prospects, operations or condition of the CAM Business that have not been specifically disclosed herein or in a Schedule furnished herewith, other than general economic conditions affecting the CAM Business.

2.13

Proprietary Rights.

a.

“Proprietary Rights” means all of the following owned by, issued to or licensed to Seller and used exclusively in the CAM Business, and any and all corresponding rights that, now or hereafter, may be secured throughout the world: patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) and any reissues, continuations, continuations-in-part, revisions, extensions, or reexaminations thereof; trade marks, service marks, trade dress, logos, trade names, corporate names, together with all goodwill associated therewith; copyrights and copyrightable works; and registrations, applications and renewals for any of the foregoing; trade secrets and confidential information (including, without limitation, ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and accounting data, business and marketing plans, and customer and supplier lists and related information); computer software (including, without limitation, data, data bases and documentation); other intellectual property rights; and all copies and tangible embodiments of the foregoing (in whatever form or medium), in each case including, without limitation, the items set forth in Schedule 1.1.1 attached hereto.

b.

Schedule 1.1.1 sets forth a complete list of all: (i) patented or registered Proprietary Rights and pending patent applications or other applications for registrations of Proprietary Rights owned or filed by or on behalf of SofTech; (ii) all material trade names and material unregistered trademarks and service marks owned by SofTech and used exclusively in the CAM Business; (iii) all material software owned by SofTech and licensed to third parties exclusively through the CAM Business (“Material Software”); and (iv) all licenses or similar agreements under which SofTech is the licensee of any Proprietary Rights.

c.

Except as set forth in Schedule 1.1.1: (i) SofTech owns and possesses all right, title and interest in and to, or has a valid and enforceable license to use, the Proprietary Rights reasonably necessary for the operation of the CAM Business as currently conducted, free and clear of all liens, licenses, security interests, encumbrances and other restrictions, (ii) no claim by any third party contesting the validity, enforceability, use or ownership of any of the Proprietary Rights has been made, is currently outstanding or is threatened, (iii) the conduct of the Business has not infringed, misappropriated or otherwise conflicted with any intellectual property rights of any third parties, and SofTech has not received any notices of, and is not aware of any facts which indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to the Proprietary Rights (including any demands by third parties that SofTech take a license of any intellectual property for use in the Business); (iv) no independent contractor developed or assisted in the development of the Prospector software; and (v) no independent contractor developed or assisted in the development of any other Material Software, except in accordance with a written agreement assigning to SofTech such independent contractor’s right, title and interest in such Material Software.

Section 3
REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to Seller to enter into and to consummate the transactions contemplated by this Agreement, Buyer hereby represents and warrants the following:

3.1

Organization and Qualification of Buyer.  Within 120 business days of entering into this Agreement, Seller will form a legal entity and will transfer the Assets and Liabilities to that entity.  Seller will confer with Buyer prior to establishment of this legal entity as to its form (LLC, Corporation or other form) and its state of organization.  Until the Closing, Seller shall maintain the books and records related to the Business as a separate entity within the SofTech consolidated group.  At the Closing, the ownership of this entity will be transferred entirely to Buyer.

3.2

Authority.  Buyer has the full right and power to execute, deliver and perform this Agreement and the other transactions contemplated hereby, to carry out its obligations hereunder and to carry on the CAM Business.  No other action on the part of Buyer is required in connection herewith.

3.3

Disclosure.  To the knowledge of Buyer, the representations, warranties and statements contained in this Agreement and in the certificates, exhibits and schedules delivered by Buyer to Seller pursuant to this transaction do not contain any untrue statement of a material fact, and, when taken together, do not omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties or statements not misleading in light of the circumstances in which they were made.

Section 4
INDEMNIFICATION

4.1

Indemnification by Seller.  Seller agrees to indemnify and hold Buyer and their respective subsidiaries, officers, directors, partners or employees harmless from and against any damages, diminution in value, liabilities, losses, claims, taxes or expenditures of any kind or nature whatsoever which may be sustained or suffered by any of them arising out of or based upon any material breach of any representation, warranty or covenant under this Agreement or in any agreement, certificate, schedule or exhibit delivered pursuant hereto, or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting a breach of such representation, warranty, covenant or agreement.

4.2

Indemnification by Buyer.  Buyer agrees to indemnify and hold Seller harmless from and against any damages, liabilities, losses, taxes for expenditures of any kind or nature whatsoever which may be sustained or suffered by any of them arising out of or based upon any breach of any representation, warranty, covenant or agreement under this Agreement or in any agreement, certificate, schedule or exhibit delivered pursuant hereto, or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting a breach of such representation, warranty, covenant or agreement.

4.3

Notice and Defense of Claims.  In the event of a claim arising under the indemnification provisions detailed above, the party making the claim shall do so in writing, in accordance with Section 8.2, to the person or persons responsible for the indemnification.  The party receiving such claim has 30 days to review the written notification and either agree the claim is valid or dispute such claim in writing to the other party.  In the event of agreement with the validity of such claim, payment shall be made within 45 days of receipt of notification.  The parties agree to make reasonable efforts to resolve the dispute by negotiation, mediation or alternative dispute resolution before any resort to legal remedies; provided however, that no party shall be bound by the determination of any mediation or alternative dispute resolution proceeding without that party’s consent to the proceeding.

4.4

Exclusive Remedy.  The parties agree that the remedies provided in this Section 4 shall be the exclusive remedies with respect to any alleged breach of any representation or warranty made in this Agreement.

4.5

Survival.  The representations and warranties of each party contained in this Agreement shall survive the Closing date and extend 12 months beyond the Closing date.  Any claim for indemnity shall be asserted on or before the expiration of the representation and warranty period, except that any claim relating to Taxes may be asserted until the 60th day after the running of the applicable statute of limitations with respect to the taxable period to which the particular claim relates.

Section 5
PRE-CLOSING OBLIGATIONS

5.1

Seller Obligations.  Seller shall assist Buyer in establishing a business entity to include the business formation, tax advice, accounting activities and benefit plans.  Assistance shall be provided in the form of professional knowledge and expertise but exclude any reimbursement or obligation for costs associated with the establishment of such entity, activities and plans.  Such assistance will be provided to the Buyer by numerous employees of the Seller who shall deliver such assistance as available and to the best of their ability.  Buyer is aware that this assistance is being offered as a remedial aid and does not replace the need for the possible retention of certain expertise by Buyer in the future.

5.2

Buyer Obligations.  Buyer shall conduct the CAM business diligently and substantially in the same manner as heretofore conducted and Buyer shall not make any commitment, except in the ordinary course of such business and consistent with past practice and authority.

Section 6
POST CLOSING OBLIGATIONS

6.1

Account Reconciliation.  Seller agrees to assist Buyer in accomplishing the transfer of all licensing and distributor agreements as summarized on Schedule 1.1(c).

6.2

Assignment of Registered Trademarks and Contracts.  Seller agrees to enter into an assignment agreement with Buyer subsequent to the Closing to assign all of the registered trademarks listed of the CAM Business as listed on Schedule 1.1.l to Buyer.  Such assignment agreement shall be in a form suitable for filing with the Patent and Trademark Office.  In addition, Seller will also request from Vendors identified in Section 1.1.c permission to assign applicable contracts to Buyer.

Section 7
TERMINATION PRIOR TO CLOSING

7.1

Termination of Agreement.  This Agreement may be terminated by either party at any time prior to the Closing:

a.

Termination by Buyer.  In the event that Buyer elects to terminate the Agreement for any reason or no reason, the initial amount paid of $250,000 and the amounts credited to Seller in accordance with Section 1.4(b) will be forfeited by Buyer and Buyer shall have no rights to the Business whatsoever.

b.

Termination by Seller.  In the event that Seller elects to terminate the Agreement for any reason or no reason, Seller shall complete the transfer of the Business to the Buyer and perform any other outstanding obligations delineated in Section 5.1 and no further amounts will be due from Buyer.

c.

Material Breach.  By Buyer or Seller in writing, without liability, if the other party shall (1) fail to perform in any material respect its agreements contained herein required to be performed by in on or prior to the Closing date or (2) materially breach any of its representations, warranties, agreements, or covenants contained herein, provided that such failure or breach is not cured within ten (10) days after such party has been notified of the other party’s intent to terminate this Agreement pursuant hereto.  Any termination for material breach shall be settled in accordance with the provisions stipulated in Section 4.3.

Section 8
MISCELLANEOUS

8.1

Governing Law.  This Agreement shall be construed under and governed by the internal laws of the Commonwealth of Massachusetts, USA.

8.2

Notices.  Any notice or communication required hereunder shall be in writing and shall be deemed to have been given if sent by facsimile transmission (with confirming copy by mail) upon receipt.  All notices will be sent to the addresses set forth below:

To the Seller:

SofTech, Inc.

59 Composite Way, Suite 401

Lowell, MA 01851

Attention: Joseph P. Mullaney

To the Buyer:

Victor G. Bovey

SofTech, Inc.

3001 West Big Beaver Road, Suite 522

Troy, Mi 48084

8.3

Entire Agreement.  This Agreement, including the Schedules and Exhibits referred to herein and the other writing specifically identified herein or contemplated hereby, is complete, reflects the entire agreement of the parties with respect to its subject matter, and supersedes all previous written or oral negotiations, commitments and writings.  All inducements to the making of this Agreement relied upon by either party have been expressed herein.

8.4

Assignability.  The Buyer or the Seller may not assign this Agreement without the prior written consent of the other party.  This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.  No right hereunder shall be created in any person or entity not a party to this Agreement, it being the express intention of the parties hereto that no third party beneficiary rights shall be created or implied by virtue of this Agreement.

8.5

Expenses.  Each party shall pay its own expenses, including the fees of attorneys, in connection with the transactions contemplated hereby, whether or not they are completed.

IN WITNESS WHEREOF the parties hereto have executed or caused this Agreement to be executed by their duly authorized representatives as or the date set forth above.

SOFTECH, INC.

BUYER

By: /s/ Joseph P. Mullaney

By: /s/ Victor G. Bovey

Joseph P. Mullaney

Victor G. Bovey

President and CEO

Index of Schedules

Schedule 1.1

Subject Assets

Schedule 1.1.a

Inventories

Schedule 1.1.b

Technical Documentation

Schedule 1.1.c

Contracts

Schedule 1.1.d

Computer Equipment

Schedule 1.1.e

Office Furniture

Schedule 1.1.f

Leases

Schedule 1.1.g

Other Contracts — N/A

Schedule 1.1.h

Real Property — N/A

Schedule 1.1.i

Business Records

Schedule 1.1.j

Authorizations — N/A

Schedule 1.1.k

Accounts Receivable

Schedule 1.1.l

Intellectual Property

Schedule 1.1.m

Insurance Policies

Schedule 1.1.n

Claims — N/A

Schedule 1.1.o

Liquid Assets — N/A

Schedule 1.1.p

Business Interests, Participations and Ownership Positions — N/A

Schedule 1.2

Excluded Assets

Schedule 1.3

Liabilities

Schedule 1.4(b)

Expenses

Schedule 2.3(c)

Liens

Schedule 2.6

Financial Statements

Schedule 2.10

Employee Benefit Plans — (see 1.1.m)

S-1